

November 10, 2011

Via E-mail
Gary G. Friedman
Chairman and Co-Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 21, 2011**
> **File No. 333-176767**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We reviewed your response to comment eight in our letter dated October 7, 2011 and note that your disclosure continues to present detailed information that you appropriately present in the "Business" and "MD&A" sections of your prospectus. Please further revise your disclosure in this section to limit the information to a brief overview of the key aspects of your business and offering. Refer to Item 503(a) of Regulation S-K.

2. We have reviewed your response to comment nine in our letter dated October 7, 2011 and note statements in your response that "the Company is positioning itself as a 'design authority'" and that references to the company as a "design authority" in the prospectus are "intended to set forth the Company's objectives regarding the Restoration Hardware Brand." Please revise the prospectus to clarify, if true, that your statements regarding the company as a "design authority" and as a "curator of

exceptional historical design" describe your brand objectives and intended development. In this regard, we note that the supplemental materials provided do not directly support your statements that the company is a "design authority" or operates as a "curator of exceptional historical design."

3. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

Our Company, page 3

4. We note your response to comment 10 in our letter dated October 7, 2011. Please provide us with your research and explain how you arrived at the $143 billion home furnishings market figure that you disclose. We may have further comment upon reviewing your response.

5. We note your response to comment 11 in our letter dated October 7, 2011. Please explain to us how it is "impracticable to attribute the genesis of a particular sale to any particular initiative," as it appears that customers may separately place orders via your retail locations, catalog and online. We also note your disclosure on page 89 that sales from your direct business represented 43% of your net revenues and that sales originating in your stores represented 57%. Please revise, with a view towards explaining to investors the impact that increased web traffic and increased catalog dissemination has had on your results of operations, or explain to us why you believe such disclosure is not necessary.

6. We note your response to comment 12 in our letter dated October 7, 2011. The description of your competitive strengths and growth strategies still appears to outweigh your disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan. Please revise, or tell us why it is not appropriate for you to do so.

Principal Equity Holders, page 5

Payments to Principal Equity Holders in Connection with the Offering, page 7

7. We note your response to comment 17 in our letter dated October 7, 2011. Please confirm that you will include in this section the amounts that will be received by your officers and directors due to the shares that will vest in conjunction with this offering. While it is appropriate for you to provide additional detail in the "Executive Compensation" section of the prospectus, you should also include the amounts that will be received by your officers and directors in this section of the prospectus.

Risk Factors, page 15

Risks Related to Our Business, page 15

Growth in our business may not be sustained, page 15

> 8. We note your response to comment 20 in our letter dated October 7, 2011 and the
>   revisions to your disclosure. Please remove your statement that "[y]our net revenue
>   for the first six months of fiscal 2011 grew substantially . . ." as it mitigates the point
>   of the risk factor, or tell us why you are not required to do so.

Fluctuations in our tax obligations and effective tax rate, page 29

> 9. We note your response to comment 23 in our letter dated October 7, 2011 that you
>   will revise this risk factor in a subsequent amendment "[t]o the extent the Company
>   obtains additional specific, quantifiable information regarding any limitation on its
>   ability to utilize net operating loss carry-forwards." Please confirm that you will
>   briefly describe in this risk factor the possible impact of any limitation on your ability
>   to utilize your NOL carry-forwards, even if you do not obtain additional quantifiable
>   information in future reviews of your NOL carry-forwards.

Use of Proceeds, page 37

> 10. We note your response to comment 27 in our letter dated October 7, 2011, however it
>   does not appear that you have revised your disclosure accordingly. Please disclose
>   the maturity date of your line of credit.

Selected Historical Consolidated Financial and Operating Data, page 42

> 11. We note your response to comment 32 in our letter dated October 7, 2011. Please
>   expand your response supporting your adjustment of $47.9 million to the
>   predecessor's carrying value to derive a fair value of $160.7 million as determined by
>   you as of the acquisition date. In this regard, please address the following in your
>   response:
>
>   - You state the relevant market participants' perspective was oriented towards the
>   trade name, customer base and existing selling channels and was not focused on
>   the historical product assortment and inventory. You also state that the valuation
>   effort assumed a material change in product assortment and a corresponding
>   disposal of the existing inventory at noticeably discounted prices. Please tell us
>   how this perspective and your fair value measurement assumed the highest and
>   best use of the asset by market participants. Reference is made to FASB ASC
>   820-10-35-9 and 10.

- Tell us the characteristics of the market participants and how the characteristics of those market participants compared to your own characteristics.

- Please specifically address why a lower of cost or market adjustment was not required in the predecessor period. You refer to the prevailing adverse economic situation at the date of the acquisition as a factor in determining the fair value as significantly less than the predecessor's carrying value. It would appear that the prevailing adverse economic situation would have also caused uncertainty with respect to the near-term price recovery of the inventory necessitating a write down by the predecessor to the lower of cost or market.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

12. We note your responses to comments 33 and 34 in our letter dated October 7, 2011 and your additional disclosure concerning trends. Please further revise your disclosure to explain the way in which the trends identified have impacted your financial performance and management's expectations regarding future performance. Specifically, please further discuss the overall economic trends identified on page 48 and explain how you considered these trends in stating, as you do on page 86, that the domestic housewares and home furnishings market is growing and projected to do so "at a compound annual growth rate of 3% – 4% between 2011 and 2015."

Basis of Presentation and Results of Operations, page 52

13. We read your response to comment 36. We refer you to your risk factor disclosure on page 16 where you discuss anticipating consumer preferences. In this regard, you indicate that excess or slow moving store inventory will be sold through your outlet stores. Similarly, you state on page 50, "Changes in the mix of our products may also impact our gross profit. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and use product markdowns and our outlet stores to efficiently sell these products." Lastly, we also note you operate 87 retail and 10 outlet stores. Based on your disclosure it appears an investor would reasonably expect to see the change in net sales for the outlets. Please revise to separately present this information for your outlets.

Gross profit, page 57

14. We note your response to comment 43 in our letter dated October 27, 2011. You state that the discussion regarding gross profit refers to freight costs incurred in connection with shipping product to customers. If shipping costs incurred to ship products to customers is less than the shipping and handling fees charged to customers and recognized as revenue, please revise to clarify this fact.

Critical Accounting Policies and Estimates, page 72

Stock-Based Compensation, page 75

> 15. We read your response to comment 55 and await your further response.

Business, page 81

Our Company, page 81

> 16. We have reviewed your response to comment 56 in our letter dated October 7, 2011. Please provide additional disclosure regarding the reasons for and the acquisition of Restoration Hardware, Inc. by Home Holdings LLC in June 2008. In this regard, we note that the fact that you were able to "accelerate the pace of the transformation of [y]our business" as the result of being a private company does not provide investors with an understanding of the circumstances surrounding the acquisition. Please revise, or tell us why additional disclosure is not material to an understanding of the development of your business. Refer to Item 101(a)(1) of Regulation S-K.

Our Growth Strategy, page 83

> 17. We note your response to comment 57 in our letter dated October 7, 2011. Please revise your disclosure to include the basis for your conclusion that you "believe there is a substantial opportunity to continue to increase [y]our market share." Please also disclose any recent increases in market share, with a view towards explaining to investors how your market share has changed in recent periods. Please also include an estimate as to when you expect to open the Greenwich, Connecticut and Boston Design Galleries for which you have recently signed leases.

Our Products, page 86

> 18. We note your response to comment 59 in our letter dated October 7, 2011. Please also remove your reference to Ben Soleimani as a "world renowned" rug merchant and designer on pages 83 and 88, or tell us why it is not appropriate for you to do so.

Executive Compensation, page 105

> 19. We note your response to comment 63 in our letter dated October 7, 2011 and your disclosure at the top of page 106 that your compensation committee benchmarked the compensation of your NEOs in fiscal 2011. We also note your disclosure on page 113 that your compensation consultant delivered its report to you in 2011. Please revise to clarify when you decided to benchmark your compensation, including whether you decided to benchmark compensation in the middle of fiscal 2011, retroactive to the start of the fiscal year. Please also identify which elements of

Gary G. Friedman
Restoration Hardware Holdings, Inc.
November 10, 2011
Page 6

compensation you benchmark and identify the benchmark. Refer to Item
402(b)(2)(vii) of Regulation S-K.

Performance-Based Annual Cash Incentives, page 107

20. We have reviewed your response to comment 64 in our letter dated October 7, 2011.
Please revise your disclosure to specify your threshold, target and maximum EBITDA
figures, and explain how you calculated the 2010 MIP Bonus Awards remitted to
your NEOs in fiscal 2010. In this regard, we note that your statement that the
compensation committee set a "target Adjusted EBITDA under the MIP of $42.0
million for 100% payout under the MIP" appears to be inconsistent with your
statement that "[i]f Adjusted EBITDA target was met, but not exceeded, than 50% of
the maximum bonus amount available to the named executive officer would be paid
to such named executive officer." We note that the amount awarded to Mr. Friedman
appears to equate to 83% of his base salary. Please revise or advise.

Index to Consolidated Financial Statements, page F-1

Audited Financial Statements, page F-7

Notes to Consolidated Financial Statements, page F-11

Note 12 – Related Party Transactions, page F-33

21. We read your response to comment 75 and your revised disclosure. We assume the
termination fees will be reflected in your pro forma net income per share calculations
for the year ended January 29, 2011, and the six months ended July 30, 2011 on page
43 and elsewhere in your filing. If not, then please explain to us why the fees will not
be included and expand your disclosure as appropriate. Further, we note you have not
yet disclosed the amount of the fees due upon termination of the agreement in
connection with an initial public offering. If the Amended and Restated Management
Services Agreement has not been executed, please advise us or revise to disclose the
fees payable.

Note 14 - Segment Reporting, page F-35

22. We read your response to comment 76. Refer to your disclosure on page 86 where
you state, "We believe we are viewed as a design authority, and offer dominant
merchandise assortments across a growing number of categories, including furniture,
lighting, textiles, bathware, décor, outdoor and garden, as well as baby and child
products." We also note your website provides these comparable product categories.
Further, for example, refer to your net revenues and gross profit discussion on page
58 where you state that the increase in sales was due primarily to your customers'
favorable reaction to new and expanded product categories and that higher freight

costs resulted from a higher percentage of furniture in your product mix. In this regard, it appears your "product mix" significantly impacts your results of operations and therefore we are uncertain why an investor would not derive a meaningful benefit from such enterprise revenue disclosures. Please revise as previously requested.

Unaudited Condensed Consolidated Financial Statements, page F-38

Notes to Condensed Consolidated Financial Statements, page F-41

Note 14 – Subsequent Events, page F-50

23. We read your response to comment 78 and await your further response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
       Morrison & Forester LLP

       Stewart McDowell
       Gibson, Dunn & Crutcher LLP